Form N-8F

Application for Deregistration of Certain Registered

Investment Companies.

I. General Identifying Information

1. Reason fund is applying to deregister (check

only one, for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration

NOTE: Abandonments of Registration answer only

questions 1 through 15, 24 and 25 of this form

and complete verification at the end of the

form.

☐ Election of status as a Business Development

Company

NOTE: Business Development Companies answer only

questions 1 through 10 of this form and complete

verification at the end of the form.

2. Name of Fund

Access Variable Insurance Trust

3. Securities and Exchange Commission File No: 811-21312

4. Is this an initial Form N-8F or an amendment to a

previously filed Form N-8F?

☐ Initial Application	☒ Amendment

5. Address of Principal Executive Office (include No.&

Street, City, State, Zip Code):

c/o Access Fund Management, LLC

28050 US Hwy 19 N

Suite 301

Clearwater, FL 33761

727-324-0055

6. Name, address and telephone number of individual the

Commission staff should contact with any questions

regarding this form:

Michael V. Williams

Access Fund Management, LLC

28050 US Hwy 19 N

Suite 301

Clearwater, FL 33761

727-324-0055

7. Name, address and telephone number of individual or

entity responsible for maintenance and preservation of

fund records in accordance with rules 31a-1 and 31a-2

under the Act [17 CFR 270.31a-1, .31a-2]:

Access Fund Management, LLC

28050 US Hwy 19 N

Suite 301

Clearwater, FL 33761

727-324-0055

NOTE: Once deregistered, a fund is still required to

maintain and preserve the records described in rules

31a-1, .31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9. Subclassficiation if the fund is a management

company (check only one):

☒ Open-end	☐ Closed-end

10. State law under which the fund was organized or

formed (e.g., Delaware, Massachusetts):

Ohio

11. Provide the name and address of each investment

adviser of the fund (including sub-advisers) during the

last five years, even if the fund's contracts with

those advisers have been terminated:

Adviser

Access Fund Management, LLC

28050 US Hwy 19 N

Suite 301

Clearwater, FL 33761

Sub-Adviser

Rafferty Asset Management, LLC

33 Whitehall St.

10th Floor

New York, NY 10004

Sub-Adviser

Wells Asset Management, Inc.

6200 The Corners Parkway

Suite 250

Atlanta, Georgia 30092

Sub-Adviser

Nye, Parnell & Emerson Capital Management, Inc.

1630 Duke Street

Suite 200

Alexandria, Virginia 22314

Sub-Adviser

PADCO Advisors, Inc. (d/b/a Rydex Global Investments

9601 Blackwell Road, Suite 500

Rockville, Maryland 20850

12. Provide the name and address of each principal

underwriter of the fund during the last five years,

even if the fund's contracts with those underwriters

have been terminated:

Unified Financial Securities

431 North Pennsylvania Street

Indianapolis, IN 46204

13. If the fund is a unit investment trust ("UIT")

provide:

a. Depositor's name(s) and address(es):

b. Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served

as a vehicle for investment in the fund (e.g., an

insurance company separate account)?

☒ Yes	☐ No

If Yes, for each UIT state:

Name:  WRL SERIES LIFE ACCOUNT

File No: 811-4420

Business Address: 570 Carillon Parkway, St. Petersburg, FL  33716

Name:  WRL SERIES ANNUITY ACCOUNT

File No: 811-5672

Business Address: 570 Carillon Parkway, St. Petersburg, FL  33716

Name: TFLIC SERIES LIFE ACCOUNT

File No: 811-8878

Business Address: 4 Manhattanville Road, Purchase, NY  10577

Name:  TFLIC SERIES ANNUITY ACCOUNT

File No: 811-10417

Business Address: 4 Manhattanville Road, Purchase, NY  10577

Name:  TITANIUM UNIVERSAL LIFE VARIABLE ACCOUNT

File No: 811-09657

Business Address: 2001 Third Avenue South, Birmingham, AL  35233

Name: TITANIUM ANNUITY VARIABLE ACCOUNT

File No: 811-10035

Business Address: 2001 Third Avenue South, Birmingham, AL  35233

15. (a) Did the fund obtain approval from the board of

directors concerning the decision to engage in a

Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took

place:

May 11, 2005

If No, explain:

(b) Did the fund obtain approval from the shareholders

concerning the decision to engage in a Merger,

Liquidation or Abandonment of Registration?

☐ Yes	☒ No

If Yes, state the date on which the shareholder vote

took place:

If No, explain:

Section 4.2(d) of the Declaration of Trust dated February 8, 2003 provides that, "the liquidation of any particular Series or Class may be authorized by vote of a majority of the Trustees then in office." In addition, Section 7.1 of the Declaration of Trust states that, "the Trust may be terminated at any time by a majority of the Trustees then in office." In a meeting held on May 11, 2005, the Trustees voted unanimously to liquidate each series of the Fund and terminate the Fund. No further action was required.

II. Distributions to Shareholders:

16. Has the fund distributed any assets to its

shareholders in connection with the Merger or

Liquidation?

☒ Yes	☐ No

(a) If Yes, list the date(s) on which the fund made

those distributions:

July 29, 2005

(b) Were the distributions made on the basis of the net

assets?

☒ Yes	☐ No

(c) Were the distributions made pro rata based on share

ownership?

☒ Yes	☐ No

(d) If No to (b) or (c) above, describe the method of

distribution to shareholders.For Mergers, provide the

exchange ratio(s) used and explain how it was

calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by

affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to

senior securityholders and distributions to other

shareholders:

18. Has the fund distributed all of its assets to the

fund's shareholders?

☒ Yes	☐ No

If No,

(a) How many shareholders does the fund have as of the

date this form is filed?

(b) Describe the relationship of each remaining

shareholder to the fund:

19. Are there any shareholders who have not yet

received distributions in complete liquidation of their

interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for

distributing to, or preserving the interests of, those

shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this

form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a) Describe the type and amount of each asset retained

by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in

securities?

☐ Yes	☐ No

21. Does the fund have any outstanding debts (other

than face-amount certificates if the funds is a face-

amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a) Describe the type and amount of each debt or other

liability:

(b) How does the fund intend to pay these outstanding

debts or other liabilities?

IV. Information About Event(s) Leading to Request for

Deregistration

22. (a) List the expenses incurred in connection with

the Merger or Liquidation:

(i)	Legal Expenses: 0

(ii) Accounting Expenses: 0

(iii) Other expenses (list and identify separately): 0

(iv) Total expenses (sum of lines (i)-(iii) above): 0

No additional expenses were incurred as a result of the closing.

The Fund's service providers performed all services related with the liquidation as part of their last monthly fee. No auditor or legal expenses were billed to the Fund relating to the liquidation.

(b) How were those expenses allocated?

n/a

(c) Who paid those expenses?

n/a

(d) How did the fund pay for unamortized expenses (if

any)?

n/a

23. Has the fund previously filed an application for an

order of the Commission regarding the Merger or

Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission's

notice and order or, if no notice or order has been

issued, the file number and date the application was

filed:

V. Conclusion of Fund Business

24. Is the fund party to any litigation or proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or

proceeding and the position taken by the fund in that

litigation:

25. Is the fund now engaged, or intending to engage, in

any business activities other than those necessary for

winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those

activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the

Merger:

(b) State the Investment Company Act file number of the

fund surviving the merger:

811-________

(c) If the merger or reorganization agreement has been

filed with the Commission, state the file number(s),

form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not

been filed with the Commission, provide a copy of the

agreement as an exhibit to this form :

VERIFICATION

The undersigned states that (i) he of she has

executed this Form N-8F application for an order under

section 8(f) of the Investment Company Act of 1940 on

behalf of Access Variable Insurance Trust, (ii) he or

she is the President of Access Variable Insurance Trust, and

(iii) all actions by

shareholders, directors, and any other body necessary

to authorize the undersigned to execute and file this

Form N-8F application have been taken. The undersigned

also states that the facts set forth in this Form N-8F

application are true to the best of his or her

knowledge, information and belief.

/s/ Michael V. Williams

Signature